Safe Harbor
Cautionary Statements Regarding Forward-Looking Information
Filed by Progress Energy, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Progress Energy, Inc.
Commission File No.: 333-172899
This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-
looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,”
“intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning.  Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties.  Progress Energy and Duke Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.  Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts.  Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that
Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Progress Energy’s and Duke Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission
(SEC).  These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC on March 17, 2011 in connection with the merger as well as in any amendments to that Registration Statement filed after that date.  Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at
www.sec.gov.  Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke
Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.
The following slides are part of a presentation delivered by Progress Energy to the North Carolina Electric
Membership Corporation (NCEMC) on May 19, 2011.

You may obtain copies of all documents filed with the SEC regarding this
Safe Harbor (cont’d)

Additional Information and Where to Find It
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  In connection with the proposed merger between Duke Energy and Progress
Energy, on March 17, 2011, Duke Energy filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement of Duke Energy and Progress Energy that also constitutes a preliminary prospectus of Duke Energy and on April 8, 2011, April 25, 2011
and May 13, 2011 Duke Energy filed with the SEC amendments to that Registration Statement.  These materials are not yet final and may be further amended.  Duke Energy and Progress Energy will deliver the definitive joint proxy statement/prospectus to their respective shareholders.
Duke Energy and Progress Energy urge investors and shareholders to read the preliminary joint proxy statement/prospectus regarding the proposed merger and the definitive joint proxy statement/prospectus, when it becomes available, as well as other documents filed with the
SEC, because they contain or will contain important information.

Participants in the Merger Solicitation
Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available.  You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 17, 2011.  You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2011 and Amendment No. 1 to its Annual Report on Form 10-K filed with the SEC on March 17, 2011.  Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4.  You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.
transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website
(www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Joint Dispatch of Carolinas Generation
•
Separate ownership of generating systems
•
Combined economic dispatch
•
Cost assignment, sales between systems
•
Joint dispatch savings
•
Allocation of joint dispatch savings
•
Economic power purchases

For Integration Planning Purposes Only
Duke
LOAD
Duke
LOAD
Nuclear
Coal
CC’s
Pump
Storage
CT’s
Nuclear
Hydro
Coal
CC’s
CT’s
Inc. $60
Inc. $50
Inc. $51
Inc. $51
Duke
Resource Stack
PEC
Resource Stack
After transfer
Before transfer
DYNAMIC TRANSFER
Sale
Sale
Purchase
Purchase

PEC
LOAD

Other Benefits • Fuel savings • Combined OATT • Joint resource planning efficiencies • Continued joint transmission planning • Ongoing efficiencies 5

2011 Legal/Regulatory Milestones
State Merger Application Discovery, Testimony, Hearing
Federal Application Reviews
Defend Shareholder Actions
FERC/DOJ
Preliminary Briefings
Commission
Preliminary Briefings
Mar April  May
Jul
Q3 Q4
Late March – Early April
File Hart-Scott-Rodino (HSR) with DOJ
File NRC application
File merger application with NCUC
File merger application with KPSC
File Forms 203/205 with FERC
Q3
NCUC hearing
KPSC order
FCC approval
March 17
File S-4 and merger proxy with
SEC
Q4
NCUC order
SCPSC hearing/order
FERC order
HSR clearance
NRC approval
Close transaction
April
File merger application with
SCPSC
May – July
Annual meetings (DUK 5/5;
PGN 5/11)
Mail proxy statement to
shareholders (mid-summer)
Shareholder meeting and
vote (late summer)
File FCC application (July)
KPSC hearing
6